zi corporation

Intelligent Interface Solutions

2003 Management Information Circular &
Notice of Annual General Meeting of Common Shareholders

Zi Corporation

Notice of Annual General Meeting
of Common Shareholders

Notice is hereby given that the annual general meeting of common shareholders of Zi Corporation will be held at The Calgary Petroleum Club Rooms Cardium A & B at 319 - 5th Avenue S.W., Calgary, Alberta at 3:00 p.m. (Calgary time) on Wednesday, June 11, 2003 for the following purposes:

1.	To receive the annual report and the consolidated audited financial statements for the year ended December 31, 2002.

2.	To fix the Board of Directors at seven members.

3.	To elect the Board of Directors for the ensuing year.

4.	To appoint Deloitte & Touche, Chartered Accountants as the auditor for the ensuing year and to authorize the Board of Directors to fix their remuneration.

5.	To transact such other business as may properly come before the meeting.

Dated at the City of Calgary, in the Province of Alberta, effective this 17th day of April, 2003.

By order of the board of directors
“signed”
Michael E. Lobsinger
Chairman and Chief Executive Officer

NOTE:
It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible. To be valid, proxies must be delivered to CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, at least 48 hours prior to the meeting or any adjournment thereof.

Management Information Circular

Solicitation of proxies

This Management Information Circular is provided in connection with the solicitation of proxies by the board of directors (the “Board”) and the management of Zi Corporation (the “Corporation” or “Zi”) for the annual general meeting of the common shareholders of the Corporation (the “Meeting”) to be held on Wednesday, June 11, 2003, at 3:00 p.m. (Calgary time) at the Calgary Petroleum Club (319 - 5th Avenue S.W., Calgary, Alberta, T2P 0L5), or at any adjournment thereof for the purposes set out in the accompanying notice of meeting. Unless otherwise stated, information contained in this Information Circular is given as at April 15, 2003 (the “Effective Date”).

The solicitation of proxies will be primarily by mail, but certain employees of Zi may also solicit proxies personally, by telephone, facsimile or personal interview. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses, clearing agencies, custodians, nominees, fiduciaries and other intermediaries to forward solicitation materials to the beneficial owners of common shares held as of the record date. Zi will pay these companies a reasonable fee for their services. The costs of solicitation will be borne by Zi.

Appointment and revocation of proxies

Michael E. Lobsinger and Dale Kearns have been selected by the management of the Corporation as management designees and have indicated their willingness to represent the shareholder who appoints them as proxy. A shareholder has the right to designate a person (who need not be a shareholder) other than Michael E. Lobsinger of Calgary, Alberta, and Dale Kearns of Bragg Creek, Alberta, to represent him or her at the Meeting. You may designate your own proxy by inserting the name of the designated person in the space provided on the Instrument of Proxy and deleting the names of the management designees, or you may complete another proper form of proxy. A shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The form of proxy should be dated and executed by the shareholder or an attorney authorized in writing. If an attorney executed the proxy, attach proof of authorization.

To be valid, the proxy must be completed and delivered to CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, at least forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it any time before it is exercised, by delivering an instrument in writing executed by the shareholder or by his attorney authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his or her shares.

Interest of certain persons and companies on matters to be acted upon

Other than as set forth herein or as previously disclosed by the Corporation, the Corporation is not aware of any material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter, other than the election of directors, to be acted upon at the Meeting.

Advice to beneficial shareholders

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

Voting of proxies

All common shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot). Where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the common shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the notice of meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgement of the management of the Corporation.

Voting shares and principal holders thereof

On April 15, 2003, the Corporation has an authorized capital consisting of an unlimited number of common shares, without nominal or par value, of which 38,089,250 are issued and outstanding.

Holders of common shares of record at the close of business April 22, 2003 (the “Record Date”) are entitled to vote their common shares at the Meeting on the basis of one vote for each common share held. If the holder transfers his or her shares after the close of business on the Record Date, and such transferee produces properly endorsed share certificates to the Secretary or Transfer Agent of the Corporation or otherwise establishes his or her ownership of the shares, at least ten (10) days prior to the Meeting, then the transferee may vote those shares.

The By-laws of the Corporation provide that two persons present in person holding or representing by proxy five (5%) percent of the issued common shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of common shares.

To the knowledge of the Corporation, the following table sets forth as at the Effective Date the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the voting rights attached to the issued and outstanding shares of the Corporation entitled to vote at the Meeting.

Name and municipality	Beneficial number of shares held	Percentage of total voting rights
Michael E. Lobsinger Calgary, Alberta	4,349,100(1)	11.4%

Note:

(1)        Of which 623,700 common shares are held directly or beneficially by Mr. Lobsinger and 3,725,400 are held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger.

Particulars of matters to be acted upon

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying notice of Meeting.

A.   Management Report

The Board of the Corporation has approved all of the information in the report that accompanies this Management Information Circular, including the consolidated audited financial statements.

B.   Election of Directors

The Board currently consists of seven members. For this forthcoming year, it is proposed that the Board consist of seven (7) members Management therefore intends to place before the meeting, for approval, with or without modification, a resolution fixing the Board at seven (7) members for the ensuing year. It is the intention of the management designees, if named as proxy, to vote for the election of the persons set forth in the table below to the Board for the ensuing year. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at the present time and during the preceding five (5) years, all positions and offices in the Corporation presently held by him, his municipality of residence, the date upon which he commenced serving as a director, and the number of voting common shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Name	Principal occupation	Position or office within Corporation	Year became a director	Number of shares beneficially owned at the Effective Date
Michael E. Lobsinger Calgary, Alberta	President of the Corporation from 1993 to 2000 Chief Executive Officer of the Corporation since 1993, and director since 1987	Chief Executive Officer and Director	1987	4,349,100(4) 1,075,000(5)
Derrick R. Armstrong(1)(3) Calgary, Alberta	Lawyer Partner with Borden Ladner Gervais LLP since July 2002 Partner with Armstrong Perkins Hudson LLP, Barristers and Solicitors, from 1998 to July 2002 Partner with Ogilvie and Company, Barristers and Solicitors, from 1991 to 1998	Director and Corporate Secretary	1993	210,000(4) 150,000(5)
Roderick M. Love(2) Calgary, Alberta	President, Rod Love Consulting Inc., since 1998, specializing in strategic planning in political affairs, communications and organizational change. Chief of Staff to the Premier of Alberta from 1992 to 1998	Director	2001	nil(4) 225,000(5)
Thompson MacDonald(1)(2) (3) Calgary, Alberta	Communications Consultant Consultant in private practice since 1988	Director	1993	nil(4) 125,000(5)
Angus Michael Roderick Mackenzie(1)(2) Englefield Green, Surrey, U.K.	Directeur-Général and Managing Partner Champagne Jacquesson & Fils, Dizy since 1998 Director, Jefferies Pacific Limited, Hong Kong since 1994 Chairman, Mayfair Cellars Group, London Chairman, Tasmanian Vineyards Pty., Melbourne	Director of Zi Corporation and Director of three Bermuda subsidiaries	2001	200,000(4) 225,000(5)
Howard R. Balloch Beijing, China	Former Canadian Ambassador to China, retired July 2001 President of the Canada China Business Council Consultant in private practice	Director Chairman, Oztime Subsidiary	2001	350(4) 225,000(5)
H. Donald Hyde	Chartered accountant Sole practitioner in chartered accounting practice since 1991	None		Nil

Notes:

(1)  Member of the Audit Committee during 2002.
(2)  Member of the Compensation Committee during 2002.
(3)  Member of the Corporate Governance Committee during 2002.
(4)  Represents actual shareholdings.  In the case of Mr. Lobsinger, this comprises 623,700 common shares held directly or beneficially by Mr. Lobsinger and 3,725,400 common shares held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger.  In the case of Mr. Armstrong's shareholdings, does not include 10,000 common shares held pursuant to a spousal RRSP.
(5)  Represents common shares reserved for issuance upon exercise of stock options.

C.    Appointment of Auditor

The auditor of the Corporation is Deloitte & Touche, Chartered Accountants. Unless directed otherwise by proxyholder, it is the intention of the management designees, to vote in favour of a resolution appointing Deloitte & Touche as the auditor for the Corporation for the ensuing year and authorizing the directors to fix the compensation of the auditor.

Compensation of directors and executive officers

(All currency amounts are expressed in Canadian dollars unless otherwise stated)

A. Compensation of Directors

On September 26, 2001, the Board approved compensation of directors, effective January 1, 2002, of US$10,000 per annum, payable in bi-annual instalments on the 1st day of January and July of each year.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

Executive officers of the Corporation, who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See “Compensation of Executive Officers”.)

During the fiscal period ended December 31, 2002, no stock options were granted to directors of the Corporation.

B.   Compensation of Executive Officers

1. Summary Compensation

The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the 4 highest paid executive officers of the Corporation receiving remuneration exceeding $100,000 (collectively, the “Named Executive Officers”).

Summary compensation table

Name and principal position	Year							All other compensation ($CDN)
		Annual Compensation(7)			Long-Term Compensation
		Salary ($CDN)	Bonus ($CDN)	Other annual compensation ($CDN)	Awards		Payouts
					Securities under options/ SARs granted (#)	Restricted shares or restricted share units ($CDN)	LTIP payouts ($CDN)
Michael E. Lobsinger(1) Chief Executive Officer	2002 2001 2000	505,960 456,286 456,253	60,000 75,000 76,283	Note (6) Note (6) Note (6)	nil 100,000 250,000	nil nil nil	nil nil nil	nil nil 3,397
Gary Kovacs(2) President	2002 2001 2000	353,331 365,230 292,286	54,963 38,727 38,141	Note (6) Note (6) Note (6)	nil 100,000 340,000	nil nil nil	nil nil nil	nil nil nil
Gary Mendel(3) Vice President, Sales and Marketing	2002 2001	259,110 157,936	39,259 nil	Note (6) Note (6)	10,000 60,000	nil nil	nil nil	nil nil
George Tai(4) Chief Operating Officer	2002 2001 2000	225,000 225,000 146,538	35,000 37,500 38,141	Note (6) Note (6) Note (6)	nil 100,000 310,000	nil nil nil	nil nil nil	nil nil nil
Todd Simpson(5) Chief Technology Officer	2002 2001	200,000 113,808	15,000 nil	Note (6) Note (6)	nil 120,000	nil nil	nil nil	nil nil

Notes:
(1)	On January 1, 2000 Mr. Lobsinger was appointed Chairman and Chief Executive Officer of the Corporation.
(2)	Gary Kovacs was appointed Vice-President, Sales and Marketing on February 21, 2000 and President on October 15, 2000.
(3)	Gary Mendel was appointed Vice-President, Sales and Marketing on May 22, 2001.
(4)	George Tai was appointed Vice-President, General Counsel on February 21, 2000 and Chief Operating Officer on October 15, 2000.
(5)	Todd Simpson was appointed Vice President, Product Development on April 23, 2001 and Chief Technology Officer on December 6, 2001.
(6)	Other annual compensation is less than $50,000 and less than 10% of the salary and bonus of the respective Named Executive Officer.
(7)	For 2002 compensation, all US dollar denominated compensation was converted to Canadian dollars at 1.5703, the average conversion rate for 2002.

2.    Stock Options

The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), information in respect of all stock options granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2002.

Option/SAR Grants during the most recently completed financial year

Name	Securities under Options/SARs granted (#)	% of total Options/SARs granted to emplo yees in financial year(1)	Exercise or base price ($/Security)	Market value of securities underlying Options/SARs on the date of grant ($/Security)	Expiration date
Michael E. Lobsinger	nil	nil	n/a	n/a	n/a
Gary Kovacs	nil	nil	n/a	n/a	n/a
Gary Mendel(2)	10,000	3.3%	Note (2)	Note (2)	Note (2)
George Tai	nil	nil	n/a	n/a	n/a
Todd Simpson	nil	nil	n/a	n/a	n/a

Notes:

(1)	During the fiscal period ended December 31, 2002, stock options exercisable into a total of 306,666 common shares were granted to directors, officers, and employees of the Corporation.
(2)	During the year the Corporation issued the following options to Mr. Mendel: options to acquire 10,000 common shares at $9.56 expiring February 1, 2005. The market value of common shares at the date of the grant was the same as the exercise price for all options granted to Mr. Mendel in 2002.

The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), information in respect of all stock options which were either exercised or not exercised by the Named Executive Officers during the Corporation’s fiscal year ended December 31, 2002.

Aggregated Option/SAR exercises during the most recently completed financial year and financial year end option/SAR values

Name	Securities acquired on exercise (#)	Aggregate value realized(1) ($)	Unexercised Options/SARS as at December 31, 2002 exercisable/unexercisable		Value of unexercised in- the-Money Options/SARs at December 31, 2002(2) exercisable/unexercisable
Michael E. Lobsinger	80,000	167,000	Exercisable Unexercisable	1,025,000 nil	Exercisable Unexercisable	$1,435,000 nil
Gary Kovacs	nil	nil	Exercisable Unexercisable	380,000 nil	Exercisable Unexercisable	nil nil
Gary Mendel	nil	nil	Exercisable Unexercisable	46,666 23,334	Exercisable Unexercisable	nil nil
George Tai	nil	nil	Exercisable Unexercisable	350,000 nil	Exercisable Unexercisable	nil nil
Todd Simpson	nil	nil	Exercisable Unexercisable	120,000 nil	Exercisable Unexercisable	nil nil

Notes:

(1)	The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.
(2)	"In-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year end exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2002 and the exercise price.

3. Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation’s incentive share option plans.

4. Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to the Named Executive Officers of the Corporation during the last fiscal year ended December 31, 2002 or since incorporation.

5. Stock Option and SAR Repricing

No repricing took place during the last fiscal year ended December 31, 2002 with respect to stock options held by the Named Executive Officers.

6. Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraph and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person other than as described in Section 7 below and in the succeeding paragraph.

During the preceding fiscal year, the Corporation provided compensation to David Yang, former General Manager, Asia Pacific, on the termination of his employment. He was paid regular salary of $13,178.23 plus vacation payout of $12,512.46 plus a severance payment of $79,069.38 for a total payment of $104,760.07. Zi Corporation of America, Inc. (“Zi America”) has established a 401(k) plan for its employees. Two of the Named Executive Officers, Gary Kovacs and Gary Mendel, are eligible to participate in this 401(k) plan. No contributions have been made by Zi America.

7. Employment Contracts

The Corporation entered into an employment agreement with Michael E. Lobsinger dated December 31, 1999 for a term that commenced on January 1, 2000 and ended on December 31, 2002. The agreement provides for an automatic renewal for a further three years on the same terms and conditions except for remuneration which is to be renegotiated. Mr. Lobsinger was appointed Chairman of the Board of the Corporation and Chief Executive Officer. The terms of the agreement provided that Mr. Lobsinger be paid an amount equal to US$300,000 per annum plus transportation and travel allowances. Under the terms of the agreement, Mr. Lobsinger must not disclose the trade secrets of the Corporation. Mr. Lobsinger is currently paid US$300,000 per annum plus transportation and travel allowances. Mr. Lobsinger and the Corporation have verbally agreed to renew the agreement for three years at the same remuneration. Further, he is also entitled to receive restricted stock units in an amount to be determined by the Compensation Committee and the following grants of stock options: effective June 11, 2003, 100,000 options; effective January 1, 2004, 100,000 options and effective January 1, 2005, 100,000 options. Following a change of control, in the event of termination of employment or constructive dismissal or if the Corporation distributes its assets or is wound up as part of a corporate reorganization, the Corporation is required to pay an amount equal to three times annual salary and, at Mr. Lobsinger’s discretion, an amount equal to the difference between the fair market value of all options, whether vested or not, and the exercise price.

The Corporation entered into an employment agreement with Gary Kovacs effective February 21, 2000 for a term to February 21, 2003. Mr. Kovacs was appointed Vice-President Sales and Marketing, based in San Francisco, California. The terms of the agreement provided that Mr. Kovacs be paid US$160,000 per annum. In the event of a change of control of the Corporation, all options will vest immediately. Mr. Kovacs was required to execute Confidentiality and Non-Competition agreement. Effective October 15, 2000 the above agreement was amended to appoint Mr. Kovacs President of the Corporation, increase his annual salary to US$225,000 and provide a monthly transportation allowance of US$750, extend the term to October 15, 2003, provide for a bonus of up to 50% of annual salary, payable in cash and/or options, based upon the performance of mutually agreed milestones, and, subject to regulatory approvals, to grant Mr. Kovacs stock options, as detailed below, to purchase common shares in the capital of the Corporation at a price equal to the market price of the Corporation’s shares on the Toronto Stock Exchange on the date preceding the date of the grant. Effective October 1, 2000 Mr. Kovacs was granted 200,000 options for a five year term. The amendment provides for the following additional grants: effective January 1, 2001, 50,000 options; effective January 1, 2002, 50,000 options; effective January 1, 2003, 50,000 options.

The Corporation entered into an employment agreement with George Tai effective February 21, 2000 for a term to February 21, 2003. Mr. Tai was appointed Vice-President, General Counsel of the Corporation. The terms of the agreement provided that Mr. Tai be paid CDN$150,000 per annum up to August 21, 2000 and CDN$165,000 thereafter. The Corporation agreed, subject to regulatory approvals, to grant Mr. Tai stock ptions o to purchase 30,000 common shares in the capital of the Corporation. The Corporation may terminate Mr. Tai’s employment upon payment of six months’ salary. In the event of a change of control of the Corporation, Mr. Tai may, at his discretion, terminate the agreement and will be entitled to six months’ salary. In addition his options will all become immediately exercisable and he shall have 90 days to exercise those options. Mr. Tai was required to execute Confidentiality and Non-Competition agreement. Effective October 15, 2000 the above agreement was amended to appoint Mr. Tai Chief Operating Officer of the Corporation, increase his annual salary to CDN$225,000, extend the term to October 15, 2003, provide for a bonus of up to 50% of annual salary, payable in cash and/or options, based upon the performance of mutually agreed milestones, and, subject to regulatory approvals, to grant Mr. Tai options to purchase common shares in the capital of the Corporation at a price equal to the market price on the date preceding the date of the grant. Effective October 1, 2000 Mr. Tai was granted 200,000 options for a five year term. The amendment provides for the following additional grants: effective January 1, 2001, 50,000 options; effective January 1, 2002, 50,000 options; effective January 1, 2003, 50,000 options.

The Corporation entered into an employment agreement with Gary Mendel effective May 22, 2001. Mr. Mendel was appointed Vice President, Sales and Marketing of the Corporation. The terms of the agreement provided that Mr. Mendel be paid US$165,000 per annum and provide for a bonus of up to 50% of annual salary based upon the performance of mutually agreed milestones, payable in cash or stock options as follows: 50% to be paid in cash or options at the discretion of the employee and 50% at the discretion of the reporting manager. The bonus will be payable bi-annually. Options will be valued based on current pricing models. The Corporation agreed, subject to regulatory approvals, to grant Mr. Mendel stock options to purchase 60,000 common shares in the capital of the Corporation. The Corporation may terminate Mr. Mendel’s employment upon 90 day s’ written notice, or payment of three months base salary. In the event of a change of control of the Corporation, Mr. Mendel may, at his discretion, terminate the agreement. In addition, his options will all become immediately exercisable and he will have 90 days to exercise those options. Mr. Mendel was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Todd Simpson effective April 23, 2001. Mr. Simpson was appointed Vice-President, Product Development. The terms of the agreement provided that Mr. Simpson be paid CDN$165,000 per annum. The Corporation agreed, subject to regulatory approvals, to grant Mr. Simpson stock options to purchase 30,000 common shares in the capital of the Corporation and upon completion of the first three months of employment, to grant additional stock options to purchase 30,000 common shares in the capital of the Corporation. Mr. Simpson was required to execute a Confidentiality and Non-Competition agreement. Effective December 6, 2001 the above agreement was amended to appoint Mr. Simpson Chief echnology Officer T of the Corporation, increase his annual salary to CDN$200,000, provide for a term to December 6, 2004, provide for a bonus of up to 50% of annual salary, payable in cash and/or options, based upon the performance of mutually agreed milestones, and, subject to regulatory approvals, to grant Mr. Simpson 60,000 options to purchase common shares in the capital of the Corporation at a price equal to the market price on the date preceding the date of the grant. The Corporation may terminate Mr. Simpson’s employment upon 90 days’ written notice or with payment in lieu of notice. In the event of a change of control of the Corporation, Mr. Simpson may, at his discretion, terminate the agreement in which event his options will all become immediately exercisable and he shall have 90 days to exercise those options.

C. Plans and Share Options

The Corporation currently has in effect 1993, 1995, 1996, 1998 and 1999 Incentive Share Option Plans for its directors, officers, employees and consultants pursuant to which 11,615,000 common shares were reserved for issuance.

The following summarizes stock option plan activity during the fiscal years ending December 31, 2000, 2001 and 2002:

	2002	2001	2000
Options outstanding, beginning of year	5,874,852	5,486,151	4,267,600
Granted	306,666	1,893,498	2,374,217
Cancelled	(741,218)	(976,114)	(383,566)
Exercised	(304,600)	(528,683)	(772,100)
Options outstanding, end of year	5,135,700	5,874,852	5,486,151

D. Other Compensation

During the Corporation’s fiscal year ended December 31, 2002, the Corporation accrued and/or paid legal fees to a law firm of which one of the directors of the Corporation was a partner and to a second law firm into which the first law firm merged during 2002 amounting, in the aggregate, to $228,593.

A management fee was paid by the Corporation to a consulting firm owned by a director amounting to $188,422 during the fiscal year ended December 31, 2002.

Consulting fees were paid by the Corporation to a technology services firm partially owned by an executive officer amounting to $7,128 during the fiscal year ended December 31, 2002.

The Corporation has set forth herein all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

E. Composition of Compensation Committee

The Compensation Committee consists of Thompson MacDonald, Michael MacKenzie (chairman) and Rod Love. None of the members of the Compensation Committee is, or was formerly, an officer or employee of the Corporation or any of its subsidiaries.

F. Report on Executive Compensation

The Compensation Committee reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. It is also responsible for evaluating the Chief Executive Officer’s performance and fixing his compensation. The Compensation Committee consists of outside directors who report to the Board, which in turn gives final approval to compensation matters.

1. Policies of the Compensation Committee

Under the direction of the Compensation Committee, the Corporation is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Corporation. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Corporation’s executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options and non-cash compensation, such as restricted stock units (“RSU’s”).

2. Base Salaries and Annual Cash Incentives

In connection with determining base salaries, the Corporation maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of the Corporation’s lean organizational structure and involvement in the international arena, the Compensation Committee’s goal is to provide base salaries for its top performing employees that are competitive with the Corporation’s peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports compiled by such organizations as Korn-Ferry International Consultants, The Wynford Group Management Consulting, Haygroup Ltd., Watson Wyatt, Western Compensation and Benefits Consultants and KPMG LLP, and compared the base salaries of the Corporation’s executive officers with compensation data for comparable organizations available from such surveys and reports.

Annual cash incentive awards are given pursuant to an Incentive Compensation Plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have a significant impact on business results. The total amount of cash available for annual incentive awards is determined by the Compensation Committee by evaluating a combination of financial and non-financial criteria, including net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. In 2003, the Board approved a relatively small cash amount to five executives as year end bonuses in view of the losses suffered by the Corporation in the fiscal year ended December 31, 2002. As of the Effective Date, such bonuses have not been paid. In determining bonuses, the Committee does consider profitability, as well as development growth, sales and customer growth, implementation of Zi product to its customers and individual effort in overall corporate development.

3. Stock and Long-Term Incentives

The Board believes that employees should have a stake in the future of the Corporation and that their interest should be aligned with the interest of the Corporation’s stockholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plans. Under the Stock Option Plans, officers and key employees who are selected to participate are eligible to receive stock options that may be granted subject to a vesting period determined by the Corporation and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options and RSU’s are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees. No RSU’s have been issued as at the Effective Date.

G. Performance Graphs

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the common shares of the Corporation (assuming a $100 investment was made on December 31, 1997) with the cumulative total return of the Toronto Stock Exchange 300 Composite Index, assuming reinvestment of dividends.

Comparison of cumulative return of TSE 300 Composite Index and Zi Corporation

[graph]

	1997	1998	1999	2000	2001	2002
Zi Corporation	100.00	62.96	67.90	277.78	275.31	109.00
TSE 300	100.00	103.29	79.62	74.99	87.14	101.00

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the common shares of the Corporation (assuming a US$100 investment was made on December 31, 1997)

with the cumulative total return on the NASDAQ Stock MarketTM Composite Index in the United States, assuming reinvestment of dividends.

Comparison of cumulative return of NASDAQ Composite Index and Zi Corporation

[graph]

H.    Corporate Governance

The Corporation’s Board considers corporate governance to be central to the effective and efficient operation of the Corporation and has assigned the ongoing responsibility for matters relating to corporate governance to the Corporate Governance Committee. The Corporate Governance Committee consists of two members of the Board: Thompson MacDonald (Chairman) and Derrick R. Armstrong. The Board will continue to assess its corporate governance methods as part of its commitment to ensuring effective corporate governance.

The Toronto Stock Exchange (“TSX”) has adopted a series of guidelines (the “TSX Guidelines”) for effective corporate governance and requires that all TSX listed companies disclose on an annual basis their approach to corporate governance. In addition, the TSX has issued for comment, but not yet implemented, proposed changes to these policies, with a view to improving the corporate governance of TSX listed companies. The Corporation’s shares also are quoted on NASDAQ and, although the Corporation is considered a foreign private issuer and therefore not required to make the same filings as United States companies, it is subject to some of the provisions of the recently enacted Sarbanes Oxley Act of 2002 (“SOX”). The Corporate Governance Committee has determined to act proactively to work toward implementing some of the expected TSX recommendations, and to implement changes expected under SOX in order to improve its corporate governance. For example, although not yet required, the Corporation intends to change its committee composition to ensure all members of committees are not only outside directors, but entirely independent of management, and is proposing the addition of a new independent board member who is a chartered accountant to chair the Audit Committee, and add further accounting and financial expertise to the Audit Committee, as well as to the Board. The Corporation’s approach to corporate governance with reference to the TSX Guidelines currently in place is set out in a summary form below:

I.  The Board should assume responsibility for stewardship of the Corporation including:

a. Adoption of a strategic planning process:

The Chief Executive Officer (“CEO”) and his management team, in conjunction with the Board, formulate the mission, strategies and policies of the Corporation and present them to the Board for approval. The Board considers these matters at regularly scheduled meetings set at the start of each fiscal year and scheduled to occur at least quarterly. The Board considers the information presented by management and, if appropriate, approves the strategies of the Corporation, and the policies within which it is managed. The Board also monitors and evaluates management performance. Reciprocally, the CEO is required to keep the Board fully informed of the progress of the Corporation towards the achievement of its objectives and of all material deviations from the goals, objectives and policies established by the Board in a timely and candid manner.

b. Identification of principal risks and implementation of systems to manage these risks:

The Board periodically reviews the Corporation’s principal risks and management’s recommendations for managing these risks. At each Board meeting, management and the directors also review operations, which includes issues relating to risk.

c. Succession planning, including appointing, training and monitoring senior management:

The Board regularly reviews organizational structure and succession planning matters including the monitoring of senior management. Appointment, training and monitoring of senior management are the responsibilities of the CEO. All senior management appointments are undertaken either with the approval of the entire Board or with input from some of the unrelated directors.

d. Communications policy:

The Corporation has adopted a communications policy dealing with public disclosure and shareholder communication.

The Corporation maintains an open dialogue with all shareholders, both institutional and individual, and members of the public. It is part of the duties of both the CEO and the Chief Financial Officer of the Corporation to respond to any inquiries from shareholders. The Corporation maintains an investor relations function to communicate with shareholders and the public generally, and holds quarterly conference calls open to shareholders and the public.

e. Integrity of internal control and management information systems.

The Audit Committee consists of three members of the Board: Derrick R. Armstrong (Chairman), Thompson McDonald and Michael MacKenzie. The Audit Committee regularly reviews internal control systems with senior management and periodically reviews internal control systems with the auditors of the Corporation. The integrity of the management information system is monitored by senior management and is reviewed annually with both the Audit Committee and external auditors and the results reported to the Board.

II.  A majority of the directors should be “unrelated” and free from conflicting interest. Where there is a significant shareholder there should also be a number of directors unrelated to the significant shareholder that reflects the share of the Corporation held by other shareholders.

-and-

III.  The Board is responsible for applying the definition of “unrelated director” to the circumstances of its individual directors, and to disclose annually whether Guideline 2 has been met and the principles supporting that conclusion.

The Board has considered, with respect to each director, his independence in relation to management to determine if a Board member is unrelated. The Corporation will, in the future, determine not only if a Board member is unrelated, but also whether such member is “independent” of any interest or relationship with the Corporation. The Board is broadening its approach to consider both of these concepts in anticipation of the TSX instituting changes as proposed, and even if such changes are not brought in as proposed, the Corporation will still consider both elements in order to put its consideration of independence to a higher standard, and ensure a majority of independent Board members.

The Corporation’s Board in fiscal year 2002 was comprised of seven members. Four of the Board clearly qualified as unrelated directors by virtue of their independence from management of any interest, business or other relationship that could materially interfere with the directors’ ability to act in the best interests of the Corporation. The Corporation’s only director that is clearly related is Mr. Lobsinger (Chief Executive Officer). Mr. Armstrong (Director and Corporate Secretary) is a partner of Borden Ladner Gervais LLP, Barristers and Solicitors, which provides some of the Corporation’s legal services, particularly in the areas of corporate and Canadian securities matters and therefore he cannot be considered to be independent although he can be considered to be unrelated. Mr. Balloch was an independent director when he joined the Board in August, 2001. However, he has since begun acting as a consultant to Beijing Oztime Education & Network Technology Co., Ltd., one of the Corporation’s subsidiaries, and is therefore no longer considered independent. Mr. Xiang, who is clearly an independent director, has indicated that he will not stand for re-election and has not been nominated for election to the Board at the Meeting. The Corporation has proposed Mr. Hyde, a chartered accountant, as a nominee for election as a director at the Meeting. Mr. Hyde is clearly independent and unrelated and will add financial expertise to the Board and its committees, especially the Audit Committee. Currently the Board has only four of seven directors that may be considered independent and unrelated. If Mr. Hyde is elected at the Meeting and with Mr. Xiang not standing for re-election, four of the seven directors will be unrelated and independent.

IV. The Board should appoint a committee of directors composed exclusively of outside, i.e., not management directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

-and-

V.  The Board should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors. This process should be carried out by the nominating committee or other appropriate committees.

Annually, in conjunction with the CEO, the Board as a whole, have taken the responsibility for reviewing the skills and experience represented on the Board in light of the strategic direction of the Corporation, for the purpose of:

  determining the criteria that the Board should consider when appointing directors;
  to appoint, determine the composition of, and set the mandate for committees of the Board;
  to assess the effectiveness of the Board as a whole, its committees and the contribution of each individual director; and

  to provide, with the assistance of management an orientation program for new directors and an on-going development program for existing directors aimed at increasing the director’s familiarity with the organization, its industry, and their unique responsibilities as directors of the Corporation.

All new recruits to the Board are provided with comprehensive background documentation with respect to the Corporation’s business and meet with senior management to discuss the Corporation’s affairs and to give the new director an opportunity to ask questions. Because of the relatively small size of the Board of the Corporation, the Corporation believes that the Board as a whole, which is composed of a majority of unrelated directors, is best able to deal with the appointment of new directors. In the future, the Board may consider the appointment of a separate committee for proposing to the full Board new nominees to the Board and for assessing directors on an on-going basis, or may delegate such duties to the Corporate Governance Committee.

VI. The Corporation should provide an education and orientation program for new recruits to the Board.

In conjunction with the CEO, the Board provides an informal orientation program for new directors and an on-going development program for existing directors aimed at increasing the directors’ familiarity with the organization, its industry and their unique responsibilities as directors of the Corporation. The Board meets annually at a retreat with management in order to facilitate this increased familiarity with the organization, and all new recruits to the Board are provided with comprehensive background documentation and meet directly with senior management to discuss the Corporation’s affairs.

VII. Every Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.

The Board has reviewed its size and composition and has concluded that the constitution of the Board is appropriate given the size of the Corporation, its stage of development, and the committee structure currently in place.

VIII. The Board should review the adequacy and form of the compensation of directors to ensure that it reflects the responsibilities and risks involved.

The Compensation Committee reviews and recommends the remuneration of directors to the Board for approval. The Compensation Committee considers time commitment, comparative fees in the industry and responsibilities in determining remuneration. All directors are paid an annual fixed remuneration amount for directors meetings and committee meetings.

IX. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include inside directors, i.e., officers or employees of the Corporation or its affiliates.

The Compensation Committee, the Audit Committee and the Corporate Governance Committee each have a majority of unrelated directors. Following the Meeting and if Mr. Hyde is elected to the Board, it is intended that Mr. Hyde will replace Mr. Armstrong on the Audit Committee (and will serve as chairman of that committee) and on the Corporate Governance Committee. All members of the Compensation Committee, Audit Committee and Corporate Governance Committee will then be independent and unrelated to management. The Corporation intends to continue this policy when appointing new directors to the committees. The Corporation does not have an executive committee.

X. The Board should assume responsibility, or assign responsibility to a committee of directors for developing the Corporation’s approach to governance issues and for the Corporation’s response to these guidelines.

The Corporation has established a Corporate Governance Committee which develops the Corporation’s approach to governance issues. The Corporate Governance Committee also monitors compliance with and considers additions to and amendments of the Corporation’s governance policies.

XI. The Board, together with the CEO, should develop position descriptions for the Board and the CEO, involving the definition of the limits to management’s responsibilities. In addition, the Board should approve, or develop with the CEO, the CEO’s objectives.

The approved strategies and policies set forth the objectives of the Corporation which the CEO is responsible for meeting, and define the limits to management’s responsibilities. Any issues that arise that may lead to a variance from the approved plans are subject to approval by the Board. In addition, any major capital expenditures, acquisitions, divestitures or other material transactions, whether or not specifically set forth in the annual business plan, are subject to Board approval.

The Board has the responsibility:

  to ensure the Board receives the information which allows it to monitor the Corporation’s progress;
  to review progress with respect to the achievement of the goals established and to initiate corrective action through management if required;
  to approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;
  to direct management to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and
  to appoint the CEO and ensure development and succession plans for management are in place.

XII. Every Board should have the appropriate structures and procedures to ensure that the Board can function independently of management. This may be accomplished by separating the functions of CEO and Chairman of the Board or by other means.

While Mr. Lobsinger holds the offices of both Chairman and CEO, the Corporation has appointed a separate President. The Board is satisfied that it operates independent of management because the majority of directors are clearly unrelated from management, and the Compensation Committee, Audit Committee and Corporate Governance Committee currently are all comprised entirely of unrelated directors and the majority of which are also independent directors. The Board will ensure the committees continue to have a majority of independent members and intends that, if possible, all committees will be comprised entirely of independent and unrelated members of the Board.

XIII. The Audit Committee of the Board should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined. The Audit Committee should have direct communication channels with external and internal auditors. The Audit Committee should ensure that management has fulfilled its obligation to design and implement an effective system of internal control.

The Audit Committee is composed solely of outside directors. Following the Meeting, it is proposed that Mr. Hyde will replace Mr. Armstrong on the Audit Committee, so that all members will be outside, independent directors. The Audit Committee is generally mandated to oversee audit functions and the preparation of financial statements, review news releases on financial results, meet with outside auditors independently of management, and oversee management to ensure that effective systems of internal controls have been designed and implemented. The Board has adopted an Audit Committee Charter which was constructed in accordance with the NASDAQ requirements. The Corporation does not have internal auditors.

XIV. The Board should enable directors to engage outside advisors at the expense of the Corporation when appropriate, subject to the approval of a Board Committee.

Individual directors may engage independent outside advisors in appropriate circumstances, at the expense of the Corporation, subject to approval by the Corporate Governance Committee.

Indebtedness of directors and officers

No director, executive officer, senior officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

Interest of insiders in material transactions and matters to be acted upon

Other than as described in the succeeding paragraph or as previously disclosed, the Corporation is not aware of any other material transaction involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing.

Quarry Bay Investments Inc. (“Quarry Bay”), a privately held Alberta corporation, wholly owned by Michael Lobsinger, CEO of the Corporation, has pledged 3,000,000 common shares held by Quarry Bay in the capital of the Corporation and provided a Limited Recourse Guarantee in favour of Quest Investment Corporation as partial security for a loan financing in the amount of US$3,300,000. The legal expenses of Quarry Bay in issuing such guarantee and share pledge in support of this loan financing have been reimbursed by the Corporation and Michael Lobsinger has been indemnified by the Corporation for the full amount of this share pledge.

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any other material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting.

General

Except as otherwise set forth herein, all matters to be brought before the Meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of common shares.

The contents and the sending of this Management Information Circular have been approved by the Board. All directors and management have advised that they intend to vote in favour of each of the resolutions to be presented at the Meeting.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at the City of Calgary, in the Province of Alberta, effective this 17th day of April, 2003

"signed"	"signed"
Michael E. Lobsinger	Dale Kearns
Chief Executive Officer	Chief Financial Officer

Phone: (403) 233-8875 Fax: (403) 233-8878 www.zicorp.com